Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

November 14, 2017

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted September 12, 2017 CIK No. 0001701261

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated October 6, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Registration Statement on Form F-1 (the “Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of the Registration Statement compared against Amendment No. 1 to the Draft Registration Statement for your review.

In addition, we have submitted a letter as Exhibit 99.3 to the Registration Statement to request that the Securities and Exchange Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. As stated in the letter, we are not required by Cayman Islands law to comply with the 12-month age of financial statements requirement and the audited financial statement for the year ended September 30, 2017 are not available yet.

Company Overview, page 1

1.	Please include disclosure on page 1 to the summary section to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of its business operations in the PRC, and the business you are describing is the business of your variable interest entities (VIE).

We acknowledge the comment and respectfully advise the Staff that we directly own all of our business operations in the PRC, except for our online mall, which is conducted through our VIE. We have revised our disclosure to clarify this structure. The revised disclosure can be found on page 1 and reads as follows:

Our online store Farmmi Liangpin Mall sells these products and our edible fungi products, and our online mall is operated by our variable interest entity (“VIE”) Hangzhou Nongyuan Network Technology Co., Ltd.

Please note that we conduct the vast majority of our business through a traditional equity ownership structure, accounting for approximately 100%, 100%, 94% and 100% of our revenues for fiscal year 2016, fiscal year 2015, the six months ended March 31, 2017 and the six months ended March 31, 2016. Of the eight legal entities comprising our consolidated financial statements, seven are directly owned subsidiaries and one is a VIE which is Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”). To comply with PRC laws and regulations, we conduct our e-commerce operations in China principally through Nongyuan Network. For fiscal years 2016 and 2015, Nongyuan Network had no revenues. For the six months ended March 31, 2017 and 2016, the revenues of Nongyuan Network accounted for 6.12% and nil of our total revenues, respectively.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 2

Company Structure, page 2

2.	We have considered your revisions in response to prior comment 6. It remains unclear from your response, however, how the series of contractual arrangements grant you “effective control” over the Nonguyuan Network or receipt of all of the economic benefits. Please expand here and also in your later disclosure on page 50 to outline the material provisions of each of these arrangements and describe safeguards, if any, in such agreements that serve to ensure your control over PRC operations. Please also update your risk factor disclosure on page 20 regarding these contractual arrangements to accurately reference your later general discussion of the VIE structure beginning on page 49.

We acknowledge the comment and respectfully advise the Staff that through our VIE, we only conduct e-commerce business, and we conduct the vast majority of our business through a traditional equity ownership structure. Nevertheless, we have revised our disclosures to outline the material provisions of each of the contractual arrangements and describe how such agreements serve to ensure our control over our e-commerce business.

The revised disclosure can be found on page 3 and reads as follows:

To comply with PRC laws and regulations, such as the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services issued by the MIIT in July 2006, we conduct our e-commerce operations in China principally through Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), which we treat as our consolidated affiliated entity in China. Hangzhou Suyuan ~~Agricultural~~Agriculture Technology Co., Ltd. (“Suyuan ~~Agricultural~~Agriculture”) has ~~signed~~ententered into a series of VIE agreements with Nongyuan Network and its sole shareholder Mr. Zhengyu Wang, the husband of Ms. Yefang Zhang. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management, Suyuan Agriculture is obligated to absorb all of the loss from Nongyuan Network’s activities and is entitled to receive all of its residual returns, Nongyuan Network’s sole shareholder irrevocably authorizes Suyuan Agriculture to exercise voting rights and all other rights as the shareholder, Suyuan Agriculture can exercise management control over the activities that most significantly impact the economic performance of Nongyuan Network, Suyuan Agriculture has an exclusive option to purchase all or part of the equity interests in Nongyuan Network, and Nongyuan Network’s shareholder pledged all of his equity interests in Nongyuan Network to Suyuan Agriculture as collateral to secure performance of all of his obligations under these agreements. See “BUSINESS — Corporate Information — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’)~~.~~” for detailed descriptions of each of the VIE agreements we have entered into. These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive ~~substantially~~ all of the economic benefits from it.

The revised disclosure may also be found beginning on page 62 and reads as follows:

Mr. Wang, who is the husband of our CEO and Chair Ms. Yefang Zhang, Suyuan ~~Agricultura~~lAgriculture and Nongyuan Network have signed a series of VIE agreements. Foreign investment in Internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Suyuan ~~Agricultural~~Agriculture, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Suyuan Agriculture is restricted from holding the licenses that are essential to the operation of our e-commerce business, such as licenses for operating our website. See “Regulations”. As a result, Suyuan ~~Agricultural~~Agriculture has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce operations in China principally through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The contractual arrangements between Suyuan ~~Agricultural~~Agriculture, Nongyuan Network and Mr. Wang were ~~executed~~entered into in September 2016. These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive ~~substantially~~ all of the economic benefits from it.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 3

The following diagram illustrates the flow of economic benefits from Nongyuan Network to Suyuan Agriculture stipulated under the VIE agreements:

* See Exclusive Management Consulting and Technology Service Agreement for details.

“——→” denotes direct legal and beneficial ownership in the equity interest and “– – – →” denotes contractual relationship.

Exclusive Management Consulting and Technology Service Agreement. Suyuan ~~Agricultural~~Agriculture and Nongyuan Network entered into an exclusive management consulting and technology service agreement, under which Nongyuan Network agrees to engage Suyuan ~~Agricultural~~Agriculture as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Nongyuan Network’s business scope and decided by Suyuan ~~Agricultural~~Agriculture from time to time as necessary. Suyuan Agriculture is obligated to absorb all of the loss from Nongyuan Network’s activities and is entitled to receive all of its residual returns. Nongyuan Network shall pay to Suyuan ~~Agricultural~~Agriculture l service fees within three months after each fiscal year end. The service fees should be 100% of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. According to Chinese law, when a company distributes its after-tax profits for a given year, it shall allocate 10% of profits to its statutory common reserve until the aggregate amount of such reserve exceeds 50% of its registered capital. With Suyuan ~~Agricultural~~Agriculture’s prior written consent, the percentage of the service fee may be adjusted based on Nongyuan Network’s operation performance. Suyuan ~~Agricultural~~Agriculture exclusively owns any intellectual property arising from the performance of the exclusive management consulting and technology service agreement. The exclusive management consulting and technology service agreement ~~will be~~is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The exclusive management consulting and technology service agreement shall be extended automatically by the expiry thereof, until Suyuan ~~Agricultural~~Agriculture’s business term or Nongyuan Network’s business term expires, unless otherwise notified by Suyuan ~~Agricultural~~Agriculture in writing. During the term of the exclusive management consulting and technology service agreement, Nongyuan Network may not terminate the agreements except in the case of Suyuan ~~Agricultural~~Agriculture’s gross negligence or fraud, or this agreement or laws provide otherwise. Suyuan ~~Agricultural~~Agriculture may terminate this agreement by 30-day written notice to Nongyuan Network at any time.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 4

On October 20, 2017, based on the Exclusive Management Consulting and Technology Service Agreement, by issuing an instruction letter, Suyuan Agriculture appointed Khorgos Farmmi to provide part of the consulting and technology service to Nongyuan Network. By such appointment, we plan to transfer part of our revenues from Nongyuan Network to Khorgos Farmmi which is entitled to enjoy 5 years’ beneficial tax treatment. For the beneficial tax treatment, please see “Khorgos Farmmi Enterprise Service Co., Ltd. (‘Khorgos Farmmi’) in this section.

Proxy Agreement. Suyuan ~~Agricultural~~Agriculture, Mr. Wang and Nongyuan Network ~~signed~~entered into a proxy agreement in September 2016. Mr. Wang as the sole shareholder of Nongyuan Network irrevocably authorizes Suyuan ~~Agricultural~~Agriculture to exercise his rights as an equity holder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. During the term of the proxy agreement, Nongyuan Network may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Power of Attorney. Pursuant to the ~~relevant~~ Proxy Agreement, Mr. Wang, as the sole shareholder of Nongyuan Network, ~~signed~~entered into an irrevocable power of attorney appointing Suyuan ~~Agricultural~~Agriculture as the attorney-in-fact to act on ~~its~~his behalf on all matters pertaining to Nongyuan Network and to exercise all of his rights as the sole shareholder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. The power of attorney with Mr. Wang expires when the proxy agreement terminates, Suyuan ~~Agricultural~~Agriculture appoints another person pursuant to the proxy agreement, or Mr. Wang, as appointee of Suyuan ~~Agricultural~~Agriculture, dies or loses his civil capacity.

As a result of the Proxy Agreement and Power of Attorney, we, through Suyuan Agriculture, are able to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network.

Exclusive Call Option Agreement. Suyuan ~~Agricultural~~Agriculture, Mr. Wang and Nongyuan Network signed an exclusive call option agreement, pursuant to which Suyuan ~~Agricultural~~Agriculture has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Nongyuan Network from its sole shareholder, Mr. Wang. Without the prior written consent of Suyuan Agriculture, Nongyuan Network may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB 300,000 (US$ 45,617) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. For potential risks, see “Risk Factors — Risks Related to Doing Business in China — Our VIE may conduct actions which cause our loss.” Mr. Wang agrees that, without the prior written consent of Suyuan Agriculture, he will not dispose of his equity interests in Nongyuan Network or create or allow any encumbrance on his equity interests.

Equity Pledge Agreement. Suyuan ~~Agricultural~~Agriculture, Mr. Wang and Nongyuan Network ~~signed~~entered into an equity pledge agreement, under which Mr. Wang pledged all of ~~their~~his equity interests in Nongyuan Network to Suyuan ~~Agricultural~~Agriculture as collateral to secure performance of all of his obligations under the ~~applicable~~ exclusive consulting and service agreement, the exclusive call option agreement and the proxy agreement. If any event of default as provided for therein occurs, Nongyuan Network, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. Mr. Wang agrees that, during the term of the equity pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and he also agrees that Suyuan Agriculture's rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholder, his successors or designates. During the term of the equity pledge, Suyuan Agriculture has the right to receive all of the dividends and profits distributed on the pledged equity. On February 7, 2017, Suyuan Agriculture, Mr. Wang and Nongyuan Network have completed the registration of the equity pledge with the relevant office of the AIC and commerce in accordance with the PRC Property Rights Law.

Through the current contractual arrangements, we established a contractual relationship with Mr. Zhengyu Wang, the sole shareholder and executive director (legal representative) of our VIE Nongyuan Network. Pursuant to these agreements, Mr. Wang irrevocably authorized Suyuan Agriculture to exercise voting rights and all other rights as the shareholder and pledged all of his equity interests in our VIE to Suyuan Agriculture as collateral to secure performance of all of his obligations under these agreements. We have relied and expect to continue to rely on contractual arrangements with Mr. Wang to operate our e-commerce business. However, Mr. Wang may have potential conflicts of interest with us and may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. Any failure by our VIE or Mr. Wang to perform his obligations under our contractual arrangements with him would have a material adverse effect on our business and financial condition. See “Risk Factors — Risks Related to Doing Business in China —The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce business.”

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 5

We have been advised by our PRC legal counsel, Deheng Law Offices, that the ownership structure and the contractual arrangements among Suyuan ~~Agricultural~~Agriculture, Mr. Wang and Nongyuan Network, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the ~~MOC~~ MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

We have also updated risk factor disclosure on page 20 regarding these contractual arrangements to accurately reference our later general discussion of the VIE structure beginning on page 62.

Our contractual arrangements with our VIE~~s~~ may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Nongyuan Network and its shareholder to operate our e-commerce business. For a description of our VIE structure and these contractual arrangements, see “~~Corporate History and Structure — Contractual Arrangements.~~BUSINESS — Overview — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’)” These contractual arrangements may not be as effective in providing us with control over ~~these affiliated entities~~the VIE as direct ownership. If we had direct ownership of ~~these affiliated entities~~the VIE, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by our VIE and its shareholder ~~by these entities and their shareholders of their contractual obligations~~ to exercise control over our VIE. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over our ~~China~~e-commerce operations in China as direct ownership would be.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 6

Risk Factors, page 10

3.	We note your response to prior comment 3. Please include a risk factor to clarify that you will not have immediate access to the offering proceeds to develop your business because such proceeds must be remitted to China pending governmental approval.

We acknowledge the comment and respectfully advise the Staff that there is a relevant risk factor on page 19. We have revised such risk factor to clarify that we will not have immediate access to the offering proceeds to develop our business because such proceeds must be remitted to China pending governmental approval. The revised disclosure can be found on page 19 and reads as follows:

~~PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which~~We will not have immediate access to the offering proceeds to develop our business because such proceeds must be remitted to China pending governmental approval pursuant to applicable PRC regulations and the delay could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any capital contributions or parent/subsidiary loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Therefore, we will not have immediate access to the offering proceeds to develop our business because such proceeds must be remitted to China through loans or capital contributions, which require PRC governmental approval under applicable PRC laws and regulations.

If ~~we make~~Farmmi International makes loans to ~~our Company’s PRC subsidiaries~~Farmmi Enterprise and Farmmi Technology, those parent/subsidiary loans are required to be registered and approved by the local branch of the State Administration of Foreign Exchange (“SAFE”)~~,~~. Companies generally receive approval within 20 ~~working~~business days and the total amount of such loans cannot exceed the difference between the total investment amount approved by ~~SAFE~~PRC Ministry of Commerce (“MOFCOM”) and the registered capital of ~~each of our PRC subsidiaries~~Farmmi Enterprise and Farmmi Technology. ~~As loans, they would bear interest and need to be repaid in the future in accordance with their terms. As our company is a Cayman Islands company, repayment would also need government approval.~~

If we make capital contributions instead, the total amount of investment in each of our Company’s PRC subsidiaries must be approved by several agencies or their local counterparts. A capital contribution requires (i) the approval of ~~the Ministry of Commerce (“~~MOFCOM~~”) approval~~ to increase the registered capital of Farmmi Enterprise and Farmmi Technology, (ii) the approval of the State Administration for Industry and Commerce (“SAIC”)~~’s approval~~ to alter the business certificate to reflect such increased registered capital and (iii) the approval of SAFE~~’s approval~~ to allow Farmmi Enterprise’s and Farmmi Technology’s bank to convert U.S. dollars into RMB in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. The process of completing a capital contribution generally requires 30 to 90 ~~working~~business days from the initial filing with MOFCOM, rather than 20 ~~working~~business days for a parent/subsidiary loan. On the other hand, there is no limit to the amount we can fund through a capital contribution, and capital contributions do not require repayment or, as a result, payment of interest. For these reasons, although the process of receiving approvals is more arduous, we prefer to (and plan to) fund Farmmi Enterprise and Farmmi Technology’s operations through a capital contribution rather than a parent/subsidiary loan.

We cannot assure you that we will be able to obtain these approvals in a timely manner or at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 7

Raw Materials and Suppliers, page 70

4.	We note your revisions in response to prior comment 17. Please supplement your current disclosure to better differentiate between the services handled internally in contrast to those provided by Jingning Liannong Trading Co. and Qingyuan Nongbang Trading Company. For instance, we note that you “process” dried edible fungi at your own processing plants and, further, may undertake to dehydrate received products again to ensure uniformity in dryness. Explain whether these processes are conducted within separate facilities or handled autonomously by these two companies, upon instruction of noncompliance. We also note from your MD&A disclosure that the allocation of your total purchases vary significantly year over year between these suppliers. Please revise to explain further how you determine the supplier from which to purchase your product.

We acknowledge the comment and have revised our disclosure to clarify that Jingning Liannong Trading Co. and Qingyuan Nongbang Trading Company do not process the raw materials. Most family farms conduct initial and rough sorting manually after dehydrating fungi and before providing fungi to us. A few family farms conduct initial and rough sorting by machines and we may pay higher purchase prices to these family farms. The revised disclosure can be found on page 71 and reads as follows:

~~JLT and QNMI are two companies in Lishui where our facilities are located which purchase dried edible fungi from local farms. It is possible that the family farms from which JLT and QNMI purchase dried edible fungi are among the 37 family farms that we have signed purchase agreements with.~~ JLT and QNMI are two supplier companies. JLT is located in Jinning County and QNMI is located in Qingyuan County, both in the scope of Lishui City where our processing facilities are located. They are co-operatives representing family farms which grow and roughly process edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. JLT and QNMI are established by the local family farms as wholesale agents. Such arrangements allow these family farms to better share resources such as procurement information and enjoy the advantage of scale. There are likely overlaps between the family farms represented by JLT and QNMI and the 37 family farms that we have signed purchase agreements with.

~~The purchase agreements we signed with JLT, QNMI and family farms are based on a standard form of agreement. They provide that we and the suppliers are independent parties. The suppliers are responsible for growing and dehydrating edible fungi, and we are responsible for processing, selling and marketing dried edible fungi.~~ The family farms supplying raw materials to us, through JLT/QNMI or directly, are responsible for growing, harvesting, dehydrating, roughly sorting and selecting edible fungi. They dehydrate the fungi until the desired moisture content is reached so fungi can be stored for a long time. They then sort the dried fungi roughly so that most of the fungi supplied to us fall within the size range required by us. The family farms also select the dried fungi to get rid of obvious impurities such as dirt.

Most of our family farm suppliers conduct their initial and rough sorting manually. Some family farms may use machines to conduct advanced sorting so the percentage of the dried fungi within the size range required by us is higher. We pay higher purchase prices to these family farms because they can save us certain time on initial sorting. In addition, while most of our raw materials are fungi in whole, if our clients need Shiitake slice products, we will purchase dried Shiitake slices to process at our own facilities. If our clients need Mu Er string products, we will use our own equipment to cut the dried whole Mu Er into strings.

After we receive the raw materials, we are responsible for further sorting to get the fungi in specific size range and further selecting to get rid of more impurities. For Shiitake, we also further dehydrate it to ensure the uniform level of dryness of our products. For Mu Er, we conduct additional procedures such as burning hair to increase the quality of the fungi products. We then package and sell the dried edible fungi products. For more details about our procession, please see “Our Processing Workflow of Shiitake” and “Our Processing Workflow of Mu Er” later in this section.

We have also added a disclosure to explain further how we determine the supplier from which to purchase our product. The new disclosure can be found on page 74 and reads as follows:

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. Since then, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, s~~S~~ince the year ended September 30, 2016, ~~two companies in Lishui where our facilities are located,~~ JLT and QNMI, have ~~become~~been our major suppliers. For the year ended September 30, 2016, JLT and QNMI contributed 57.05% and 30.10% of our supplies, respectively. For the six months ended March 31, 2017, JLT and QNMI contributed 72% and 10% of our supplies, respectively. ~~They purchase dried edible fungi from local family farms, conduct initial sorting and then sell to us. Compared to the family farms, we pay higher purchase prices to these companies becau/se of their additional sorting process. The benefit is it can save us time on the sorting process.~~ The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 8

5.	Please also file your executed sales agreement with China Forest Products Corp. and China National Tree Seed Corporation as exhibits to your registration statement.

We acknowledge the comment and respectfully advise the Staff that we have filed the form sales agreement with China Forest Products Corp. as Exhibit 10.11 and the form sales agreement with China National Tree Seed Corporation as Exhibit 10.12. In addition, all the executed sales agreements with China Forest Products Corp. and China National Tree Seed Corporation are essentially in the same form and act more as purchase orders.

Related Party Transactions, page 107

6.	We note your revised disclosure in response to prior comment 23. Please also file the executed non-competition agreements as exhibits to you registrations statement or, alternatively, explain why you do not believe you are required to do so.

We acknowledge the comment and have filed the executed the non-competition agreement between us and Forasen Group as Exhibit 10.13, and the non-competition agreement among Zhengyu Wang, Yefang Zhang, us and Tantech Holdings Ltd as Exhibit 10.14.

Experts, page 140

7.	We note your disclosure indicating that Friedman LLP has audited your consolidated financial statements not only for the 2015 and 2016 fiscal years, but also for the six month interim periods ended March 31, 2017 and 2016. However, the audit opinion on page F-23 does not extend to the interim periods, and the interim financial statements on pages F-1 through F-20 are labeled as unaudited. Please revise as necessary to resolve this inconsistency. Additionally, if the interim financial statements have been audited, please obtain and file an appropriate auditor’s report.

We acknowledge the comment and have revised our disclosure to clarify that Friedman LLP has only audited our consolidated financial statements only for the 2015 and 2016 fiscal years. The revised disclosure can be found on page 140 and reads as follows:

Friedman LLP, independent registered public accounting firm, has audited our consolidated financial statements for each of ~~the six months ended March 31, 2017 and 2016, and~~ the years ended September 30, 2016 and 2015, as set forth in their report.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 9

Financial Statements

Note 6 — Advance to suppliers, page F-14

8.	We understand from your disclosures under this heading, along with the corresponding Note 6 on page F-35, and the accounting policy note on page F-30, that you have certain obligations under agreements with two key suppliers, and have made advance payments for products. Please expand your disclosures to address the following points and submit the underlying agreements for review.

• Describe the provisions of the agreements that “ensure continuous high quality supply and favorable purchase prices” as disclosed; clarify how the purchase prices are established and adjusted if necessary to ensure these are favorable at the outset of the advance and until delivery occurs.

• Describe the provisions underlying your statement that pursuant to these agreements you are “guaranteed to receive steady supplies”; explain how the delivery and harvest intervals correlate with your fiscal reporting cycle and payments you are required to make under these agreements.

• Specify the “total purchase amount” and product quantities that will be acquired pursuant to these agreements, indicate whether certain quantities correlate with the amounts advanced at any given time, and describe any provisions governing future adjustments to quantities and prices.

• Explain how the amounts that must be prepaid are determined in the application of your policy disclosure, stating “the Company is required from time to time to make cash advances when placing its purchase orders.”

• With regard to your policy disclosure stating that you review the amounts advanced periodically and make “general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies,” describe the manner by which you assess this ability and determine whether a general allowance or a specific allowance is appropriate and necessary. Also describe the provisions of the agreements under which a supplier would be required to refund the amounts advanced.

• Identify any aspects of your periodic reviews of the amounts advanced which evaluate recoverability based on the market values of the contracted volumes of product that will be received in satisfaction of these amounts.

• Please identify the specific authoritative accounting literature that you have relied upon in accounting for these agreements, considering any provisions for quantity and price guarantees, and recovery of cash advances. Please also address those provisions that govern the transfer of ownership to the product and risk of loss.

• Please file the April 1, 2016 supply agreements between you and Jingning Liannong Trading Co., Ltd and Qingyuan Nongbang Mushroom Industry Co., Ltd as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information related to Advance to Suppliers:

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established Jingning Liannong Trading Co., Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”) as co-operatives to represent local family farms. On April 1, 2016, we entered into a three–year framework purchase agreement with each of JLT and QNMI. According to the framework purchase agreements, we are required to pay 20% of the total amount for each purchase order we place as advance payments. However, from time to time, we may increase the amount of advances based on sales orders we expect to receive from our customers and available funds we have. We distribute advances for no other reasons than to ensure an adequate supply of dried mushrooms to meet our sales demands since advances will likely incentivize supplies to sell dried mushrooms. These advances are settled upon suppliers delivering dried mushrooms to us.

The purchase prices are typically set at market prices based on the quality grade determined and agreed with the suppliers set forth in each purchase order. While there is no specific mention of any purchase prices in the framework agreements, which only provide a general price guideline such as 3% higher than the local market price at the time of placing purchase orders, we sign individual purchase orders with JLT and QNMI throughout the year to specify the amount, unit price and delivery time etc. We generally offer a price slightly higher than the typical market price for average quality raw materials to seek raw materials of premium quality. Sometimes the price range may be higher than 3% above the market price and sometimes may be lower. The actual purchase price and quantity for each batch of supplies are determined and specified in each individual purchase order. From our past experiences, the time from placing individual purchase order to delivering goods is usually within one month. The market price of edible fungi has remained stable in the past few years, therefore market price fluctuation did not have significant impact on the cost of our supplies.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 10

Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many of our competitors and other large buyers go there to source their supplies so family farms and co-operatives traditionally request advance payments to be made to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a cheaper price for premium quality than what we would get in the open market. Advance payments to these suppliers pursuant to our supply agreements and purchase orders serve as a mechanism to ensure that we receive the supplies we wish to purchase from family farms under these co-operatives.

Our fiscal year is set at September 30 because we believe that the harvest and delivery intervals correlate with our fiscal reporting cycle. Most of the family farms we cooperate with prepare the mushroom logs from June to September, and most of the Shiitake and Mu Er we purchase is seeded in autumn. From October to May next year, fresh mushrooms are typically harvested in different batches and then dehydrated through simple processing by family farms. Many of the supplies start to be delivered from January to May and well through the rest of the year depending on sales order. Our advance payments to suppliers are made on a rolling basis and typically increase significantly from January to May in the harvest season and decrease from June to September when supplies are delivered and advances are settled. However, from time to time, we may increase the amount of advances based on sales orders we expect to receive from our customers and the available funds we have. For example, we received a large sales order of Shiitake and Mu Er from China Forest Group in 2017, one of our major customers. In order to ensure our suppliers can supply enough raw materials to us for us to fulfill these orders, we made a large advance to our suppliers as well, partly using funds from our operations and partly from the advance payment we received from China Forest Group.

As of March 31, 2017, we had outstanding advance payments of approximately $5.2 million, 100% of which have been settled by September 30, 2017. We continuously make advances to our suppliers on a rolling basis, which typically represent 20% of the total amount of each purchase order. As of the end of August 2017, our total unsettled advances to suppliers amounted to $8 million, approximately $5.5 million or 58% of which have been settled as of September 30, 2017. We still maintained our outstanding advance payments at a relatively high level at September 30, 2017 because we anticipate continuous large orders from our biggest customer, China Forest Group, in the fourth quarter of 2017.

The total purchase amount and product quantities for each batch are specified in each individual purchase order. There is no total purchase amount specified in the framework agreements. As mentioned above, we are typically required to pay 20% of the total amount for each purchase order we place as advance payments to secure these supplies, and pay the remaining amount upon delivery of dried mushrooms. In the event that we receive more sales orders from our customers, we will place additional purchase orders and increase our advance payments accordingly.

Pursuant to our purchase orders, the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to us timely. We have been doing business with these family farms/suppliers for a number of years. We have had collected refunds from some of them in the past when the delivery was not made.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or market evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of dried mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by our field personnel related to weather or disaster or any other reason, as well as assessing the financial ability of suppliers. If for any reason the Company believes that it will not receive supplies of the contracted volumes, we will assess our advances for any likelihood of recoverability and adjust our advances at the lower of cost or estimated recoverable amounts. Our advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which we have had long-term relationships over the years. If any of these family farms fail to deliver supplies, we would likely get refund of the advances through JLT/QNMI. We accrue any allowance for possible loss on advances only if we determine that the chance of receiving such refund is remote.

We believe that these advances are closely and directly related to the acquisition of inventory to fulfill our sales orders. We believe that these advances are similar to inventory in nature even though we present these advances on our consolidated balance sheets as a separate line item. We reference the guidance ASC 330-10-30 in accounting for these advances “as the price paid or consideration given to acquire an asset”. These advances are settled upon suppliers delivering dried mushrooms to us when the transfer of ownership of the products occurs.

We have also filed the April 1, 2016 supply agreement between us and Jingning Liannong Trading Co., Ltd as Exhibit 10.16 and the April 1, 2016 supply agreement between us and Qingyuan Nongbang Mushroom Industry Co., Ltd as exhibit 10.17.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 11

In addressing Staff’s comment above, we have revised related disclosure on page F-14 and it reads as follows:

Note 6 — Advance to suppliers

Advance to suppliers represents prepayments made to ensure continuous high quality supply and favorable purchase prices for premium quality. These advances are closely and directly related to the acquisition of inventory used to fulfill our sales orders. These advances are settled upon family farms delivering dried mushrooms to us when the transfer of ownership of the products occurs. ~~As of March 31, 2017 and September 30, 2016, the Company had $5,276,729 and $3,716,616, respectively, of advance payments made to suppliers for purchasing dried mushrooms and Mu Er~~.

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two ~~co-ops~~co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many of our competitors and other large buyers go there to source their supplies so family farms and co-operatives traditionally request advance payments to be made to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a favorable price for premium quality than what we would get in the open market.

The framework agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. We generally offer a price slightly higher than the typical market price for average quality raw materials to secure raw materials of premium quality. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

~~The Company is guaranteed to receive steady supplies from JLT and QNMI with a portion of the total purchase amount being prepaid to these two suppliers.~~ The Company would advance certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company distributes advances for no other reasons than to secure an adequate supply of dried mushrooms to meet its sales demands. Our purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or market evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by our field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, we will assess our advances for any likelihood of recoverability and adjust our advances on our financial statements at the lower of cost or estimated recoverable amounts. Our advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which we have had long-term relationships over the years. If any of these family farms fails to deliver supplies, we would likely get refund of the advances through JLT/QNMI. We accrue any allowance for possible loss on advances only if we determine that the chance of receiving such refund is remote.

As of March 31, 2017, total ~~prepayments~~advances made to these two suppliers amounted to $5,270,737, ~~99% of which have been utilized as of July 31, 2017~~100% of which have been utilized as of September 30, 2017. ~~In the meantime, the Company continually made prepayments to these key suppliers to ensure its steady supplies at the time of harvest. As of the end of August 2017.~~ We continuously make advances to our suppliers on a rolling basis, which typically represent 20% of the total amount of each purchase order. As of August 31, 2017, the Company had outstanding balance of advance to suppliers of approximately $8 million, approximately $2.6 million or 33% of which have been utilized as of September 30, 2017. ~~The Company expects to receive delivery of goods for all of these advances by the end of January 2018.~~ We still maintained our outstanding advance payments at a relatively high level at September 30, 2017 because we anticipate continuous large orders from our biggest customer, China Forest Group, in the fourth quarter of 2017.

We have also revised related disclosure on page F-36 and it reads as follows:

Note 6 — Advance to suppliers

Advances to suppliers represent prepayments made to ensure continuous high quality supply and favorable purchase prices~~. As of September 30, 2106 and 2015, the Company had $3,716,616 and $35,304, respectively, of advance payments made to suppliers for purchasing dried mushrooms and edible tree fungus~~for premium quality. These advances are closely and directly related to the acquisition of inventory used to fulfill our sales orders. These advances are settled upon suppliers delivering dried mushrooms to us when the transfer of ownership of the products occurs.

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two ~~co-op~~sco-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). ~~The Company is guaranteed to receive steady supplies from~~Jingning County and Qingyuan County where JLT and QNMI ~~with a portion of the total~~is located produce premium Shiitake and Mu Er. Many of our competitors and other large buyers go there to source their supplies so family farms and co-operatives traditionally request advance payments to be made to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a favorable price for premium quality than what we would get in the open market.

The framework agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual ~~purchase amount being prepaid to these suppliers~~ orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. We generally offer a price slightly higher than the typical market price for average quality raw materials to secure raw materials of premium quality. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company would advance certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company distributes advances for no other reasons than to guarantee an adequate supply of dried mushrooms to meet its sales demands. Our purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or market evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by our field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, we will assess our advances for any likelihood of recoverability and adjust our advances on our financial statements at the lower of cost or estimated recoverable amounts. Our advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which we have had long-term relationships over the years. If any of these family farms fail to deliver supplies, we would likely get refund of the advances through JLT/QNMI. We accrue any allowance for possible loss on advances only if we determine that the chance of receiving such refund is remote.

~~As of September 30, 2016, total prepayments made to these two suppliers amounted to $3,664,897 and all goods related to these prepayments have been delivered and received prior to March 31, 2017. In addition, the Company continually made prepayments to ensure its supplies. As of March 31, 2017, the Company had outstanding advance payments of approximately $5.2 million.~~As of September 30, 2016, total advances made to these two suppliers amounted to $3,664,897, 100% of which have been utilized as of September 30, 2017.

Note 14 – Segment Reporting, page F-19

9.	We note your response to prior comment 25, explaining that your Chief Operating Decision Maker (CODM) function includes both your CEO and CFO, that the CODMs “primarily use revenue data” to make resource allocation decisions, and that you do not have discrete financial information available for each product category. However, we also note that you disclose revenues, costs of sales, and gross profits for each product category on pages 49-52, and address the stability of gross margins among product groups in the accompanying discussion and analysis. You also claim that your products have similar economic characteristics in your response.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 12

Given the discrete financial information that you have disclosed, along with your assessments of gross margin and economically similarity, please further clarify the scope of the financial information that is regularly reviewed by your CODM team in allocating resources and assessing performance, and explain how this has been considered in identifying your operating segments.

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to Segment Reporting:

Pursuant to ASC 280-10-50-1, an operating segment is a component that has all of the following characteristics:

a. It engages in business activities from which it may earn revenue and incur expenses;

b. Its operating results are regularly reviewed;

c. Its discrete financial information is available.

The Company currently has three main products from which we earn revenue and incur expenses: Shiitake Mushroom; Mu Er Mushroom and other edible fungi. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, revenue data is the main financial information that is regularly reviewed by the Company’s chief operating decision makers (“CODM”), including our CEO and CFO, in allocating resources and assessing performance. The operating results of each product, including the allocated costs of sales and gross margin information, are not regularly reviewed by our CODM and the discrete financial information for each product type is not typically segregated by our accounting team to be available for our CODM to make regular decisions on each product.

In identifying our operating segments, the three main products do not meet the definition of operating segment on their own. Therefore, we believe that we have only one segment as defined by ASC 280-10-50-1.

10.	We note you have added disclosure in both your interim and annual financial statements describing “the management approach” you have utilized in identifying your “reportable operating segments” and explaining that you have only one segment. Please revise such disclosures, as appear on pages F-19 and F-41, to differentiate between operating segments that are identified based on the guidance in ASC 280-10-50-1 through 50-9 and reportable segments that are identified based on the guidance in ASC 280-10-50-10 through 50-19, which include the provisions for applying aggregation and quantitative criteria to the operating segments.

Please identify any operating segments that you believe have been properly aggregated in any one reportable segment, and explain how you have applied the guidance in ASC 280-10-50-11 in making this determination; it should be clear whether you have just one operating segment and therefore one reportable segment, or several operating segments aggregated into one reportable segment.

We acknowledge Staff’s comment. As we explained above in our response to your comment No. 9, we have determined that we have only one operating segment as defined by ASC 280-10-50-1. Therefore, we believe we have only one reporting segment.

We have revised our disclosure to clearly indicate that we have just one operating segment and therefore one reportable segment. The revised disclosure can be found in Note 14— Segment reporting on pages F-19 and F-41 reads as below:

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments.

Loan Lauren P. Nguyen, Legal Branch Chief November 14, 2017 Page 13

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. ~~Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one segment as defined by ASC.~~ The Company currently has three main products from which we earn revenue and incur expenses: Shiitake Mushroom; Mu Er Mushroom and other edible fungi. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yefang Zhang

Yefang Zhang